Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Cerence Inc.

Burlington, Massachusetts

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-234040) of Cerence Inc. of our report dated December 19, 2019, relating to the combined financial statements of the Cerence business of Nuance Communications, Inc (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in method of accounting for revenue from contracts with customers due to the adoption of the new revenue standard), which appears in this Form 10-K.

/s/ BDO USA, LLP

Boston, Massachusetts

December 19, 2019